Exhibit 99.1

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our results of operations should be read together with our audited consolidated financial statements and the related notes, included elsewhere in this filling. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in our Annual Report on Form 20‑F filed with the SEC on March 27, 2025.

Our Company

We are a leading global provider of satellite-based broadband communications. We believe in the right of all people to be connected. Our mission is to create and deliver deep technology solutions for satellite, ground and new space connectivity. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our technology. Our portfolio comprises a cloud-based satellite network platform, VSATs, amplifiers, high-speed modems, high performance on-the-move antennas, IFC ESA antennas and high efficiency, high power SSPAs, BUCs and Transceivers. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and other networks that we install, mainly based on BOT and BOO contracts. We also provide managed network services over VSAT networks owned by others. Following the acquisition of DataPath, our portfolio also includes defense ground systems and field services. Following the recent acquisition of SBS in January 2025, our portfolio also includes next-generation SATCOM ESA terminal solutions, such as SBS’ Sidewinder ESA terminal, that can support multi-orbit LEO and GEO constellations.

We have a large installed base and have shipped more than 1.6 million satellite terminals spanning over 100 countries since 1989 and currently have hundreds of active networks. We have sales and support offices worldwide, 3 NOCs which provide Global NOC services and R&D centers, in Israel, the U.S. and Europe.

Our products are sold to communication service providers, satellite operators, MNOs and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

Commencing January 1, 2025, we operate in three operating segments as follows:

•	Gilat Defense Division

•	Gilat Commercial Division.

•	Gilat Peru Division

For further details, see note 15 in our consolidated financial statements, which appear elsewhere in this filling.

Recent Events

          On June 17, 2024, our subsidiary Wavestream Corporation, or Wavestream entered into a Membership Interest Purchase Agreement with SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, we agreed, through our Wavestream subsidiary, to purchase 100% of the membership interests of SBS. The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98 million ($108 million as adjusted) was funded through a combination of existing cash resources and $60 million from a new secured credit line that we entered into. The total cash consideration in connection with the acquisition may increase by up to an additional $147 million payable in cash subject to achievement of future performance milestones.

In connection with the consummation of the acquisition, we entered into a senior secured credit agreement with HSBC Bank USA, NA and Bank Hapoalim B.M., as lenders, and with HSBC Bank USA, NA, as Administrative Agent and Sole Lead Arranger and Sole Bookrunner. We used certain portion of the loan to fund a portion of the initial cash consideration required to close the SBS acquisition, and may draw upon the remaining $40 million of the facility to fund potential future performance milestone payments under the terms of the purchase agreement. The credit agreement contains several covenants that, under certain circumstances may limit our ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, a U.S. - based expert systems integrator in trusted communications for the U.S. DoD Military and Government sectors. We completed the acquisition in November 2023, following the receipt of certain regulatory approvals, including the receipt of clearance from the Committee on Foreign Investment in the United States, or CFIUS.

During the years ended December 31, 2020 and 2021, the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak significantly impacted the travel and aviation markets in which our significant In-Flight Connectivity, or IFC, customers operate and resulted in a significant reduction of our business with some of these customers.  As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic since 2021, followed by the lifting of travel restrictions and social distancing regulations, led to a recovery in our business.

Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restricted our business in Russia, which mainly included exports to Russia, and delayed us from collecting funds and performing money transfers from Russia. In 2024, we wound down our business in Russia to a complete stop. While our business in Russia was limited in scope, the decision caused a reduction in our sales and financial results.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Israel. In response to these attacks, the Israeli army carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Southern Lebanon and strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited pre-emptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force has called up more than 350,000 of its reserve forces to serve. A small number of our 300 employees in Israel, have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the Gaza and Lebanon borders, the Houthi movement or Iran. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas, Hezbollah, the Houthi movement and Iran are difficult to predict, as are such economic implications on our business in particular and operations and on Israel's economy in general.

Financial Statements in U.S. Dollars

The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of income (loss). The financial statements of one of our foreign subsidiaries, whose functional currency has been determined to be its local currency, have been translated into U.S. dollars. The assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our own networks and other networks that we install, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

In 2024, 2023, and 2022, PRONATEL, a customer of our Peru operating segment, accounted for 15%, 15%, and 21% of our revenues, respectively. In 2024 and 2023, a major customer in the European Union and a major customer in the United States, all part of our Commercial operating segment, accounted for 12% and 11% of our revenues in 2024, respectively, and 14% and 15% in 2023, respectively. In 2022, the major customer in the European Union and the major U.S. customer each accounted for less than 10% of our revenues.

Costs and Operating Expenses

Cost of revenues, for both products and services, primarily includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries, and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, primarily consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, credit losses, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our other operating expenses (income), net, consist primarily of non-recurring incomes and expenses. For further details, see note 14 in our consolidated financial statements, which appear elsewhere in this filling.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed, and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

Revenues. Revenues for the years ended December 31, 2024 and 2023 for our three operating segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2024	2023		2024	2023
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Commercial	155,344	195,022	(20)%	51%	73%
Defense	97,755	19,638	398%	32%	8%
Peru	52,349	51,430	2%	17%	19%
Total	305,448	266,090	15%	100%	100%

Total revenues for the years ended December 31, 2024 and 2023 were $305.4 million and $266.1 million, respectively. The $39.3 million increase primarily reflects an increases of $78.1 million in Defense revenues and $0.9 million in Peru revenues, partially offset by a $39.7 million decrease in Commercial revenues.

The increase in Defense revenues in 2024 is primarily attributable to the contribution of DataPath, which was acquired in November 2023, as well as higher revenues from defense markets in North America and in Israel.

The increase in Peru revenues in 2024 is primarily attributable to higher construction related revenues (mainly due to expansion of the Amazonas project), partially offset by lower operations revenues (mainly due to end of operational contracts and delays in new governmental bids, partially offset by higher equipment delivery).

The decrease in Commercial revenues in 2024 is mainly due to delays in the launche of new satellites and also the termination of our activities in Russia.

Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2024 and 2023 were as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
	U.S. dollars in thousands		Percentage of revenues
Commercial	75,281	93,042	48%	48%
Defense	25,580	6,983	26%	36%
Peru	12,470	4,920	24%	10%
Total	113,331	104,945	37%	39%

Our gross profit and gross margin are affected year-to-year by revenue volume, the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to the PRONATEL Regional Projects and other projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Gross margin decreased to 37% in 2024 from 39% in 2023. This decrease for the year ended December 31, 2024, was primarily due to the following:

•
The decrease in the Defense gross profit margin is mainly attributable to the acquisition of DataPath in November 2023, which typically has lower gross margins, as well as a less favorable deal mix, partially offset by higher revenue volume.

•	The increase in the Peru gross profit margin is primarily attributable to a favorable deal mix, mainly due to higher equipment deliveries and lower construction costs.

Operating expenses:

	Year Ended
	December 31,
	2024	2023
	U.S. dollars in thousands		Percentage change

Research and development expenses, net	38,136	41,173	(7)%
Selling and marketing expenses	27,381	25,243	8%
General and administrative expenses	26,868	19,215	40%
Other operating (income), net	(6,751)	(8,771)
Total operating expenses	85,634	76,860	11%

Research and development expenses, net were incurred by our Commercial and Defense segments. Research and development expenses, net decreased by approximately $3 million in 2024 compared to 2023. The decrease in 2024 is mainly related to higher grant amounts received in 2024, as well as one-time investment during 2023 in the development of new chip architecture, mainly in the Commercial segment.

Selling and marketing expenses increased by approximately $2.1 million in the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in 2024 is mainly related to DataPath acquisition in November 2023, including amortization of purchased intangible from this business combination.

General and administrative expenses increased by approximately $7.7 million in the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase in 2024 is mainly related to DataPath’s consolidation starting in November 2023 and stock-based compensation expenses related to this business combination (for additional information, see Note 17 in the consolidated financial statements, which appear elsewhere in this filling).

Financial income (expenses), net:

In the years ended December 31, 2024 and 2023 we had financial income, net of $1.5 million and $0.1 million, respectively. The increase in 2024 is mainly related to higher interest income in 2024 and the loss from the revaluation of an investment in a convertible debt in 2023, partially offset by higher exchange rate differences expenses in 2024.

Taxes on income:

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2024, we had taxes expenses of approximately $4.4 million compared to approximately $4.7 million in the year ended December 31, 2023.

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

Revenues. Revenues for the years ended December 31, 2023 and 2022 for our three operating segments were as follows:

	Year Ended			Year Ended
	December 31,			December 31,
	2023	2022		2023	2022
	U.S. dollars in thousands		Percentage change	Percentage of revenues

Commercial	195,022	172,161	13%	73%	72%
Defense	19,638	9,596	105%	8%	4%
Peru	51,430	58,083	(11)%	19%	24%
Total	266,090	239,840	11%	100%	100%

Total revenues for the years ended December 31, 2023 and 2022 were $266.1 million and $239.8 million, respectively. The $26.3 million increase primarily reflects increases of $22.9 million in Commercial revenues and $10 million in Defense revenues, partially offset by a $6.6 million decrease in Peru revenues.

The increase in Commercial revenues in 2023 is primarily attributable to growth in the IFC and Cellular Backhaul markets, partially offset by lower revenues from large projects in the NGSO market due to a transition period.

The increase in Defense revenues in 2023 is primarily attributable to the contribution of DataPath, which was acquired in November 2023, as well as higher revenues from defense market in North America.

The decrease in Peru revenues in 2023 is primarily attributable to the lower volume of operations revenues (mainly due to delay in delivery of tablets to a social inclusion project) and lower construction revenues.

Gross profit. The gross profits and the gross margins of our three operating segments for the years ended December 31, 2023 and 2022 were as follows:

	Year Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	U.S. dollars in thousands		Percentage of revenues
Commercial	93,042	71,604	48%	42%
Defense	6,983	2,948	36%	31%
Peru	4,920	12,356	10%	21%
Total	104,945	86,908	39%	36%

Gross margin increased to 39% in 2023 from 36% in 2022. This increase for the year ended December 31, 2023, was primarily due to the following:

•	The increase in Commercial gross profit margin was mainly attributable to a favorable deal mix and higher revenue volume.

•
The increase in Defense gross profit margin was mainly attributable to a favorable deal mix, partially offset by the impact of the acquisition of DataPath in November 2023, which typically has lower gross margins.

•	The decrease in the Peru gross profit margin is primarily attributable to higher construction costs, following cost increases and delays.

Operating expenses:

	Year Ended
	December 31,
	2023	2022
	U.S. dollars in thousands		Percentage change

Research and development expenses, net	41,173	35,640	16%
Selling and marketing expenses	25,243	21,694	16%
General and administrative expenses	19,215	* 18,412	4%
Other operating expenses (income), net	(8,771)	* 438
Impairment of held for sale asset	-	771
Total operating expenses	76,860	76,955	(0.1)%

(*) Reclassified.

Research and development expenses, net were incurred by our Commercial and Defense segments. Research and development expenses, net increased by approximately $5.5 million in 2023 compared to 2022. The increase in 2023 is mainly related to salaries and benefits related expenses, higher investments in R&D to support our current and future development roadmap and growth.

Selling and marketing expenses increased by approximately $3.5 million in the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in 2023 is mainly related to employees benefits related expenses which is aligned with the growth in our business.

         General and administrative expenses increased by approximately $0.8 million in the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in 2023 is mainly related to employee benefits related expenses which is aligned with the growth in our business, partially offset by collection of an old bad debt.

          Financial income (expenses), net:

In the year ended December 31, 2023 we had financial income, net of $0.1 million. In the year ended December 31, 2022, we had financial expenses, net of $2.8 million. The change in 2023 is mainly related to exchange rate differences and higher interest income, partially offset by the revaluation of an investment in a convertible debt.

            Taxes on income:

Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the year ended December 31, 2023, we had taxes expenses of approximately $4.7 million compared to approximately $13.1 million in the year ended December 31, 2022. The decrease in 2023 is mainly due to a one-time tax expense of $12.9 million that was recorded in 2022 with respect to historical trapped earnings, after we elected to take advantage of the temporary Israeli tax relief in 2022 and paid a reduced tax rate to allow distribution of dividends or acquisitions without additional corporate tax liability in the future (see also Note 12 to the consolidated financial statements which appear elsewhere in this filling).

For a discussion of our results of operations for the year ended December 31, 2022, including a year-to-year comparison between 2022 and 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 13, 2023.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and a material portion of our laboratory capacity and principal research and development facilities. See Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Israel” in our Annual Report on Form 20‑F filed with the SEC on March 27, 2025, for a description of governmental, economic, fiscal, monetary or political factors that have materially affected or could materially affect our operations.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are denominated in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In 2024, the U.S. dollar appreciated in relation to the NIS at a rate of 0.55%, from NIS 3.63 per $1 on December 31, 2023 to NIS 3.65 per $1 on December 31, 2024. In 2024 and 2023, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures. For more information, see Item 11 - Quantitative and Qualitative Disclosures about Market Risk in our Annual Report on Form 20‑F filed with the SEC on March 27, 2025.

The annual rate of inflation in Israel was 3.2% in 2024 and 3.0% in 2023.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2024 and 2023 periods, resulting in an approximately $839 thousands and $35 thousand loss respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia, Asia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Recently Issued Accounting Pronouncements

Please refer to summary of “Significant Accounting Policies” in Note 2 of our consolidated financial statements included elsewhere in this filling for more information.

B.	Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinated notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of December 31, 2024 and 2023, we had cash and cash equivalents and restricted cash of $120.2 million and $104.8 million, respectively. We believe that our working capital is sufficient for our present requirements.

The acquisition of SBS was partly funded by a new secured credit line of $100 million from HSBC Bank USA and Bank Hapoalim. We used $60 million of the facility to fund the cash consideration paid at closing. The remaining $40 million of the secured credit line, along with our other resources, is expected to be called upon to cover potential earn-out payments. The three-year loan bears interest at a rate of SOFR plus 2.85% to 3.6%. The credit agreement contains a number of covenants that, under certain circumstances, may limit our ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

 Immediately following the initial closing payment, our cash and cash equivalents and restricted cash were reduced by approximately $49 million.

As of December 31, 2024, the debt of DataPath was approximately $2 million, including a long-term loan. The long-term loan was obtained from DataPath’s former shareholders and bears interest of 14%.

At times, we guarantee the performance of our work for some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects throughout the rest of the world. The guarantees typically expire when certain operational milestones are met. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries.

The aggregate amount of the financial guarantees outstanding to secure our various obligations, issued on our behalf mainly by HSBC and First International Bank of Israel, or FIBI as of December 31, 2024, was approximately $75.8 million, including an aggregate of approximately $71 million related to our business in Peru. In order to secure these guarantees we provided a floating charge on our assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, we have approximately $0.8 million of restricted cash to secure some of those guarantees.

Under the arrangements with HSBC and FIBI, we are required to observe certain conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. As of December 31, 2024, we were in compliance with such conditions. The agreements also stipulate a floating charge on our assets to secure the fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Years Ended December 31,
	2024	2023	2022
	U.S. dollars in thousands
Net cash provided by operating activities	31,669	31,944	10,814
Net cash used in investing activities	(6,610)	(12,685)	(8,164)
Net cash used in financing activities	(8,107)	(1,590)	-
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,454)	(63)	32
Net increase (decrease) in cash, cash equivalents and restricted cash	15,498	17,606	2,682
Cash, cash equivalents and restricted cash at beginning of the period	104,751	87,145	84,463
Cash, cash equivalents and restricted cash at end of the period…	120,249	104,751	87,145

Our cash, cash equivalents and restricted cash increased by approximately $15.5 million during the year ended December 31, 2024 primarily as a result of the following:

Operating activities. Cash provided by our operating activities was approximately $31.7 million in 2024 compared to approximately $31.9 million in 2023. This change was primarily due to the following factors: (a) an increase of approximately $4.1 million from legal proceedings; (b) an increase of approximately $10.3 million due to trapped profits taxes that were paid in 2023; and (c) a decrease of $14.6 million from other operating activities mainly due to a reduction in deferred revenues and advances from customers.

Investing activities. Cash used in investing activities was approximately $6.6 million in 2024 compared to approximately $12.7 million in 2023. The change is mainly attributable to the cash used to acquire DataPath in November 2023, as well as lower investment in property and equipment in 2024 compared to 2023, partially offset by proceeds from the sale of a real estate property in Bulgaria in 2023.

Financing activities. Cash used in financing activities was approximately $8.1 million in 2024 compared to approximately $1.6 million in 2023. The change reflects mainly higher repayments of a credit facility in 2024 compared to 2023, as well as costs associated with entering into a long-term debt related to the acquisition of SBS.

C.	Research and Development

We devote significant resources to research and development projects designed to enhance our hubs, VSATs, Satellite Communication on-the-move antennas, ESA antennas, BUCs, SSPAs and Transceivers products and to multiply the applications for which they can be used. In particular, we continue to invest into expanding our portfolio to address VHTS and NGSO satellites constellations solutions, mobility applications, both IFC and maritime as well as cellular backhaul solutions. We intend to continue to devote substantial resources to complete the development of certain features, including improving functionality, support higher throughput, improving space segment utilization and network resilience, thereby contributing to reducing the cost of proposed solutions for our customers.

We conduct our research and development activities in Israel, the U.S. (California and Georgia), Bulgaria, Moldova, and Spain. Our facilities in Israel, Spain and Moldova focus on research and development of VSATs, baseband equipment and network management. Our Bulgarian center focuses on developments related to our Satellite Communication on-the-move antennas, or SOTM antennas and development of VSATs and baseband equipment. Our facilities in California focus on the design and development of BUCs, SSPAs and Transceivers. Our facility in Georgia, U.S. focuses on development of satellite communication portable and transportable solutions. With the acquisition of SBS in January 2025, we acquired SBS’ research and development sites focusing on Electronically Steerable Antennas, or ESA, for IFC applications in San Diego, California, and Krakow, Poland.

We have devoted significant research and development resources over the last few years to the development of our SkyEdge family of products, including the development of our own hardware platforms for both baseband equipment and software. In 2024, we invested heavily in improving space spectral efficiency, including release of the new VSAT platform supporting advanced coding schemas, in developing new enhanced functionality for IFC application and global bandwidth management. We continued to invest in optimizing solutions for cellular backhaul and other applications, improving throughput, supported security and resilience. We develop our own network software as well as software for our VSATs. We have made a significant investment in a new modular product architecture involving hot-swappable RF amplifier modules, power supply modules and block up conversion modules for military and commercial teleport providers. This architecture will allow us to mix and match components for faster system product development and better supply chain resilience.

In 2024, we also invested in the development of our Electronically Steerable Antennas, or ESA, for IFC applications. In addition, we invested in the development of SatCom terminals for UAVs.

Our software and our internally developed hardware are proprietary, and we have implemented protective measures both of a legal and practical nature. We have obtained and registered patents in the U.S. and in various other countries in which we offer our products and services. We rely upon copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. We derive additional protection for our software by generally licensing only the object code to customers and keeping the source code confidential. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. We have also obtained trademark registrations in the U.S. and various other countries for additional protection of our intellectual property. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

We participate in various programs under which we have received and are eligible to receive research and development grants for financing research and development projects in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984. We are also participating in grant research programs of the European Union, Horizon 2020 and from time to time we participate in programs through bilateral R&D foundations such as the BIRD foundation. With respect to some of our funding programs, we are obligated to pay royalties from the revenues derived from products developed within the framework of such programs. However, most of our programs are non-royalty bearing programs.

We also participate in joint programs with academic institutions, which are partially funded by the Israeli Innovation Authority. In the event of a commercial use of specific academic knowledge, we are obligated to pay the academic institution royalties from the revenues derived from products developed within the framework of such programs.

The following table sets forth, for the years indicated, our gross research and development expenses, the portion of such expenses which was funded mainly by non-royalty bearing grants and the net expenses of our research and development activities:

	Years Ended December 31,
	2024	2023	2022
	(U.S. dollars in thousands)
Gross research and development expenses	40,597	42,216	36,281

Grants	(2,461)	(1,043)	(641)

Net research and development expenses	38,136	41,173	35,640

D.	Trend Information

The satellite communications industry is moving toward HTS, VHTS and NGSO technologies that employ multi-orbit, multi-beam transmission for more efficient use of space segment and better performance. New NGSO satellite constellations of MEO and LEO are being launched and scheduled to be launched in the coming years. With the scheduled launches of numerous HTS, VHTS and NGSO satellites, we believe that the development of products using this technology for the different satellites and constellations will be an important competitive factor in the satellite communications market. We are continuing our efforts to enhance our current products and develop new ones to support this technology's advantages.

The continued increase in HTS and VHTS GEO satellites and NGSO constellations supply is projected to reduce bandwidth price. This reduction is expected to make satellite communications economically viable for additional broadband, cellular and mobility applications. Accordingly, satellite communications are expected to economically increase cellular coverage and service in rural, metro-edge, and metro areas in developed and developing countries.

We continue to focus on the mobility trend which has been driven by the projected growth of mobility applications, especially on airplanes and seagoing vessels, as well as defense-related applications. We are focused on being the partner of choice to satellite operators that will select our SkyEdge IV platform as a multi-service system. The dynamics of the market is that a few suppliers will dominate the VHTS and NGSO markets and we want to be a leading supplier. Our technology is software centric and allows pay as you grow models based on software licenses. Our systems are scalable in an efficient manner and thus allowing our customers demand-based growth. As satellite operators are also becoming service providers, we see them as our partners and go to market channels. Accordingly, we offer them end-to-end project management; flexibility in customizing their systems and help them manage their networks.

In the past few years, the satellite communications market has experienced increasing competition both from within its sector and from competing communication technologies. From within, we see new disruptive NGSO players that aspire to take a large part of the market. From outside the expansion of cellular coverage in rural areas worldwide, increased terrestrial infrastructures as well as the advancement of wireless technologies, increases the options for our potential and existing customers. In addition, the number of satellite communications providers in the market has increased and prices of technologies continue to decline. Another development in our industry is the increasing demand for complete solutions which encompass far more than a single platform of a communications solution.

We believe that the political environment in Israel could continue to prevent certain countries from doing business with us, in addition to the increased competition and reduced prices in the telecommunications industry overall, may have an adverse effect on our business. Given all of the above, we cannot guarantee or predict what our sales will be, what trends will develop, and if any changes in our business and marketing strategy will be implemented.

During the years ended December 31, 2020 and 2021 the COVID-19 pandemic had an adverse effect on our industry and the markets in which we operate. During that time, the COVID-19 outbreak had significantly impacted the travel and aviation markets in which our significant InFlight Connectivity, or IFC, customers operate and had resulted in a significant reduction of our business with some of these customers. We had also experienced postponed and delayed orders in certain other areas of our businesses. As a result, we experienced a significant reduction in business in 2020. The regression of the pandemic during 2021 till 2023, followed by lifting of travel restrictions and social distancing regulations, led to a recovery in our business. In the twelve months ended December 31, 2024, our revenue was $305 million, compared to $266 million in the comparable period of 2023, and $240 million in the comparable period of 2022.

Amid the military conflict of Russia and Ukraine, major economic sanctions and export controls restrictions were imposed on Russia and various Russian entities by the U.S., European Union and the United Kingdom. These sanctions and restrictions restricted our business in Russia, which mainly included exports to Russia, and had delayed us from collecting funds and performing money transfers from Russia. In 2024, we winded down our business in Russia to a complete stop. While our business in Russia was limited in scope, the decision caused a reduction in our sales and financial results.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Israel. In response to these attacks, the Israeli army has carried out a military operation in Lebanon, including raids on territories controlled by Hezbollah in Southern Lebanon and of targeted strikes on sites belonging to Hezbollah in Lebanon. On a separate border, Israel was required to take limited pre-emptive military actions in Southern Syria in light of the fall of the Assad regime and the takeover of Syria by the Syrian rebels. During 2024, missiles and rockets were launched on Israeli towns from Iran and Yemen triggering counterattacks by Israel.

Many Israeli citizens are obligated to perform annual military reserve duty each year for periods ranging from several days to several weeks until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. Since October 7, 2023, the Israel Defense Force has called up more than 350,000 of its reserve forces to serve. A small number of our 300 employees in Israel have been called to serve. In addition, the family members of many of our Israeli team members are currently serving in the IDF. Despite the challenging circumstances, our offices in Israel remained open, and operations continued without significant disruption. Our facility in Israel, as well as our key subcontractors and suppliers, are not situated close to the borders between Israel and Gaza and Israel and Lebanon. While there was some initial disruption during the first few days of the war, it was limited and did not significantly affect our manufacturing processes or overall operations. However, we did face challenges related to transportation. The reduction in flights to and from Israel due to the conflict impacted our logistics. Additionally, the Houthi terror attack on shipping routes in the Arab Sea led to increased shipping and transport costs.

The intensity and duration of Israel’s current war and hostilities against Hamas, Hezbollah, the Houthi movement, and Iran are difficult to predict, as are such war’s economic implications on our business and operations in particular and on Israel's economy in general.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by us include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations), application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the financial information included elsewhere in this filling.

Revenues. We generate revenue mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access, field services and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our networks and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, portable terminals and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. In certain contracts, we also provide a service-type warranty that is accounted for as a separate performance obligation, and revenue is recognized ratably over the life of the warranty as the customer consumes the benefit over the service term. We sell our products primarily through our direct sales force and indirectly through system integrators or resellers.

We recognize revenue when (or as) we satisfy performance obligations by transferring promised products or services to our customers, in an amount that reflects the consideration that we expect to receive according to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Revenue is recognized net of any turnover taxes collected from customers which are subsequently remitted to governmental entities (for example, sales tax and other indirect taxes).

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”) basis. We establish SSP based on management judgment, and stand-alone renewal prices, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration in a contract includes a variable amount (e.g. penalties), we estimate the amount of consideration to which we will be entitled, usually based on the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances. The variable consideration is estimated at contract inception and constrained until it is probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased, generally upon shipment. When significant acceptance provisions are included in the arrangement, we defer recognition of the revenue until the acceptance occurs. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

For time and material contracts, revenue is recognized when the service is provided.

Revenues from long-term contracts under which we provide significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that our performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. We generally use the cost-to-cost measure of progress for these contracts. We believe that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. In the years ended December 31, 2024, 2023 and 2022, we recognized revenues from these construction performance obligations in the amounts of $15.8 million, $12.9 million and $16.2 million, respectively, which are presented under the Peru operating segment.

 The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations. SSPs for our products and services provided as part of the long-term contracts with governments are generally not observable, and consequently we use the expected cost plus a reasonable margin approach to estimate a stand-alone selling price. The estimation of SSP requires the exercise of management judgement. We typically establish SSP ranges for its products and services. In some governmental contracts, we are also required to supply equipment (e.g., tablets), which are distinct and are accounted for as separate performance obligations. We determine SSP for such equipment based on observable market data. Revenues related to equipment performance obligation are recognized at a point in time upon delivery of the equipment.

Revenues from contracts relating to the design, development, integration or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is usually based on the facts that we have the right to payment for performance completed to date and the underlying asset has no alternative use according to ASC 606.  We use the cost-to-cost measure of progress for these contracts. We believe that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of various techniques to estimate total contract revenue and performance costs.

We estimate the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognize revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion, or EAC; or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. When total cost estimates for these types of arrangements exceed revenues, the total estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion of these arrangements, as well as whether a loss is expected to be incurred on the project. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in our consolidated financial statements.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs as described above, the customer pays us milestones-based payments. This may result in revenues recognized in excess of billings and is presented as part of contract assets on the consolidated balance sheets. In addition, we typically receive interim payments as work progresses, although for some contracts, we may be entitled to receive an advance payment. We recognize a liability for these payments in excess of the revenue recognized and present it as liabilities on the consolidated balance sheets. These payments are typically not considered as significant financing component.

In addition, we have elected to apply the practical expedient for financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

Amounts recognized as revenue and which we have an unconditional right to receive payments are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenues are recognized in advance of our right to receive consideration.

Deferred revenue and advances from customers are recorded when we receive payments from customers before performance obligations have been performed. Deferred revenue is recognized as revenues as (or when) we perform the performance obligation under the contract.

We pay sales commissions to external sales agents and to sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are typically considered incremental and recoverable costs of obtaining a contract with a customer. Incremental and recoverable sales commissions are capitalized and amortized upon recognition of the related revenues, consistently with the transfer to the customer of the goods or services to which they relate. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss).

Income Taxes. We are subject to income taxation in Israel, the United States, and numerous other jurisdictions. Determining our provision for income taxes requires significant management estimations and judgments. In addition, our provision for income taxes could be adversely affected by many factors, including, among other things, changes to our operating structure, changes in the amounts of earnings in jurisdictions with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly evaluate the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our results of operations and cash flows. In addition, we may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our results of operations or cash flows in the period or periods for which a determination is made.

In accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. Moreover, given the current macro-economic environment and the uncertainties regarding the hostilities and military situation in Israel on our business, there can be no assurance that our estimates and assumptions will prove to be accurate predictions of the future. If our assumptions and consequently our estimates change in the future, the valuation allowances we have established may be increased or decreased, resulting in a respective increase or decrease in income tax expense.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We classify interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

Accounts Receivable and Allowance for Credit Losses. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We estimate expected credit losses based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of its customers, current  future economic conditions, and other factors that may affect our ability to collect from customers.

Inventory Valuation. We are required to state our inventories at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in our consolidated statements of income (loss) as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our future demands forecast consistent with our valuation of excess and obsolete inventory.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles - Goodwill and Others”, or ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. We perform our annual impairment analysis of goodwill in the fourth quarter of the year and whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If we elect not to use this option, or if we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we prepare a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, we recognize an impairment of goodwill for the amount of this excess.

In the years ended December 31, 2024, 2023 and 2022 we performed assessments to continue to support our conclusion that no impairment of goodwill was required for any of our reporting units.

Contingencies. We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis.

Liabilities related to legal proceedings, demands and claims are recorded in accordance with ASC 450, “Contingencies”, or ASC 450, which defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” In accordance with ASC 450, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

Business combination. Accounting for business combination requires us to make significant estimates and assumptions in determining the fair value of contingent consideration that is part of the consideration transferred and the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Critical estimates in valuing the acquired intangible assets and the contingent consideration include, but are not limited to, projected revenues and results in the forecasted years. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from management of the acquired companies and are inherently uncertain. For further details, see notes 2, 17 and 19 in our consolidated financial statements, which appear elsewhere in this filling.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Gilat Satellite Networks Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2025 expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company generates revenue from contracts with its customers for which the related performance obligations are satisfied over time. The Company recognizes revenue on such contracts using the percentage-of-completion method of accounting, based on cost-to-cost measure of progress ("input method"). Under this method, the Company measures progress towards completion based on the ratio of costs incurred to date to the estimated total costs to complete their performance obligation (referred to as the estimate-at-completion, or "EAC”).

The determination of contract EACs requires management to make significant estimates and assumptions to calculate recorded contract revenue, costs, and profit associated with its contracts with customers. Significant changes in EAC estimates could have a material effect on the Company’s estimated revenue and gross profit recorded during the period under audit.

Auditing the Company’s recognized revenues based on the percentage-of-completion method of accounting was complex due to the significant auditor judgment involved in evaluating management's significant estimates and assumptions over project technical, schedule and cost aspects, at contract inception and throughout the contract's life cycle.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company’s revenue recognition process. For example, we tested internal controls over management’s preparation and periodic reviews of the cost incurred, as well as controls over cost deviation analysis, including the significant assumptions underlying a contract’s estimated value and estimated EAC. We also tested internal controls over the accuracy and completeness of the underlying data used in management’s EAC analyses.

To evaluate the Company’s contract estimates related to revenue recognized and test the Company's EAC analyses, our substantive audit procedures included, among others, obtaining an understanding of the contract and the contractual terms, for a sample of contracts we evaluated the Company's historical ability to accurately estimate expected costs by comparing management's estimates of labor hours, subcontractor costs and materials required to complete the contract to actual results. We also compared recorded costs incurred to supporting information and agreed key contract terms to contract documentation. In addition, we evaluated whether the variances in costs incurred from projected costs were properly reflected in the EAC analysis. In addition, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Valuation of deferred tax asset
Description of the Matter
As described in Note 12 to the consolidated financial statements, the Company’s consolidated net deferred tax assets of $11,896 thousands, primarily related to the deferred tax assets established for carry forward operating losses and other deductible temporary differences. Management records valuation allowances to reduce the carrying value of deferred tax assets to amounts that are more likely than not to be realized. Management assesses existing deferred tax assets, net operating losses and tax credits by jurisdiction and expectations of the Company’s ability to utilize these tax attributes through a review of past, current and estimated future taxable income and establishment of tax planning strategies.

The principal considerations for our determination that performing procedures relating to the income tax valuation allowances on deferred tax assets is a critical audit matter are that there was significant judgment by management when estimating future taxable income. Auditing management’s assessment of the realizability of its deferred tax assets involved complex auditor judgment because management’s estimate of future taxable income is highly judgmental and based on significant assumptions that may be affected by future market conditions and the Company’s performance.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s plan for future realization of deferred tax assets. For example, we tested controls around the determination of key assumptions used in management’s projections of future taxable income.

To test the deferred income tax asset, our audit procedures included, among others, comparing the assumptions used by management to the Company´s approved budget, evaluating management assumptions to develop estimates of future taxable income, and tested the completeness and accuracy of the underlying data. For example, we compared the estimates of future taxable income with the actual results of prior periods, as well as management's consideration of other future market conditions.  Additionally, evaluating the application of the relevant accounting standard, retrospectively assessing past management estimations about net deferred tax asset recoverability, and comparing the prospective financial information and underlying assumptions to industry and economic trends, changes in the entity’s business model, customer base and product mix. In addition, we assessed the adequacy of the related disclosures in the consolidated financial statements.

Valuation of contingent consideration liability
Description of the Matter
As described in Notes 17 and 18 to the Consolidated Financial Statements, the Company recognized contingent consideration liabilities at the estimated fair value on the acquisition date in connection with applying the acquisition method of accounting for the acquisition of DataPath Inc. (“DPI”). Subsequent changes to the fair value of the contingent consideration liability were recorded within the Consolidated Financial Statements in the period of change. At December 31, 2024, the Company had $9,018 thousands in contingent consideration liability, which represented a ‘Level 3’ fair value measurement in the fair value hierarchy due to the significant unobservable inputs used in determining the fair value.

Auditing the Company's valuation of contingent consideration liability was complex and required significant auditor judgment due to the subjectivity in evaluating certain assumptions required to estimate the fair value of contingent consideration. The significant assumptions used included projected revenues and Adjusted EBITDA. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s valuation of the contingent consideration liability. For example, we tested controls over management’s review of the significant assumptions and other inputs used in the determination of fair value of the contingent consideration liability.

To test the estimated fair value of the contingent consideration liability, we performed audit procedures that included, among others, assessing the terms of the arrangement, including the conditions that must be met for the contingent consideration to become payable. We evaluated the assumptions and judgments considering observable industry and economic trends. We assessed the reasonableness of projected financial information in relation to the Company’s budgets and forecasts. Our procedures included evaluating the data sources used by management in determining its assumptions and, where necessary, included an evaluation of available information that either corroborated or contradicted management’s conclusions. We involved our valuation specialists to assist in our evaluation of the methodology used by the Company and significant assumptions included in the estimated fair value of the contingent consideration liability. We also performed a sensitivity analysis of the significant assumptions to evaluate the change in the fair value resulting from changes in the assumptions.

/s/ KOST FORER GABBAY & KASIERER A Member of EY Global

We have served as the Company’s auditor since 2000.

Tel-Aviv, Israel March 27, 2025, (except for the change in segment reporting disclosed in Notes 1(f), 7, and 15, as to which the date is August 28, 2025).

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

GILAT SATELLITE NETWORKS LTD.

We have audited Gilat Satellite Networks Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gilat Satellite Networks Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER A Member of EY Global

Tel-Aviv, Israel March 27, 2025

- - - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$119,384	$103,961
Restricted cash	853	736
Trade receivables (net of allowance for credit losses of $461 and $492 as of December 31, 2024 and 2023, respectively)	49,600	44,725
Contract assets	24,941	28,327
Inventories	38,890	38,525
Other current assets	21,963	24,299

Total current assets	255,631	240,573

LONG-TERM ASSETS:
Restricted cash	12	54
Long-term contract assets	8,146	9,283
Severance pay funds	5,966	5,737
Deferred taxes	11,896	11,484
Operating lease right-of-use assets	6,556	5,105
Other long-term assets	5,288	9,544

Total long-term assets	37,864	41,207

PROPERTY AND EQUIPMENT, NET	70,834	74,315

INTANGIBLE ASSETS, NET	12,925	16,051

GOODWILL	52,494	54,740

Total assets	$429,748	$426,886

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term debt	$-	$7,453
Trade payables	17,107	13,873
Accrued expenses	45,368	51,906
Advances from customers and deferred revenues	18,587	34,495
Operating lease liabilities	2,557	2,426
Other current liabilities	17,817	16,431

Total current liabilities	101,436	126,584

LONG-TERM LIABILITIES:
Long-term loan	2,000	2,000
Accrued severance pay	6,677	6,537
Long-term advances from customers and deferred revenues	580	1,139
Operating lease liabilities	4,014	3,022
Other long-term liabilities	10,606	12,916

Total long-term liabilities	23,877	25,614

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of December 31, 2024 and 2023; Issued and outstanding: 57,017,032 and 57,016,086 shares as of December 31, 2024 and 2023, respectively	2,733	2,733
Additional paid-in capital	943,294	937,591
Accumulated other comprehensive loss	(6,120)	(5,315)
Accumulated deficit	(635,472)	(660,321)

Total shareholders' equity	304,435	274,688

Total liabilities and shareholders' equity	$429,748	$426,886

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenues:
Products	$192,112	$174,278	$149,243
Services	113,336	91,812	90,597

Total revenues	305,448	266,090	239,840

Cost of revenues:
Products	121,862	105,617	102,093
Services	70,255	55,528	50,839

Total cost of revenues	192,117	161,145	152,932

Gross profit	113,331	104,945	86,908

Operating expenses:
Research and development expenses, net	38,136	41,173	35,640
Selling and marketing expenses	27,381	25,243	21,694
General and administrative expenses	26,868	19,215	18,412
Impairment of held for sale asset	-	-	771
Other operating expenses (income), net	(6,751)	(8,771)	438

Total operating expenses	85,634	76,860	76,955

Operating income	27,697	28,085	9,953

Financial income (expenses), net	1,504	109	(2,818)

Income before taxes on income	29,201	28,194	7,135
Taxes on income	(4,352)	(4,690)	(13,063)

Net income (loss)	$24,849	$23,504	$(5,928)

Earnings (losses) per share (basic and diluted)	$0.44	$0.41	$(0.10)

Weighted average number of shares used in computing earnings (losses) per share:
Basic	57,016,920	56,668,999	56,591,994
Diluted	57,016,920	56,672,537	56,591,994

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$24,849	$23,504	$(5,928)

Other comprehensive income (loss):
Foreign currency translation adjustments	(1,193)	217	153
Change in unrealized gain (loss) on hedging instruments, net	565	(1,290)	(2,822)
Less - reclassification adjustments for net loss (gain) realized on hedging instruments, net	(177)	2,605	2,179

Total other comprehensive income (loss)	(805)	1,532	(490)

Comprehensive income (loss)	$24,044	$25,036	$(6,418)

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except number of ordinary shares data)

	Number of ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total shareholders' equity

Balance as of December 31, 2021	56,539,237	2,706	929,871	(6,357)	(677,897)	248,323

Stock-based compensation	-	-	2,220	-	-	2,220
Exercise of stock options	71,167	5	(5)	-	-	-
Comprehensive loss	-	-	-	(490)	(5,928)	(6,418)

Balance as of December 31, 2022	56,610,404	2,711	932,086	(6,847)	(683,825)	244,125

Issuance of shares related to business combination (see Note 17)	390,625	21	2,440	-	-	2,461
Stock-based compensation	-	-	3,066	-	-	3,066
Exercise of stock options	15,057	1	(1)	-	-	-
Comprehensive income	-	-	-	1,532	23,504	25,036

Balance as of December 31, 2023	57,016,086	2,733	937,591	(5,315)	(660,321)	274,688

Stock-based compensation	-	-	5,703	-	-	5,703
Exercise of stock options	946	*) -	*) -	-	-	-
Comprehensive income	-	-	-	(805)	24,849	24,044
Balance as of December 31, 2024	57,017,032	2,733	943,294	(6,120)	(635,472)	304,435

*) Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income (loss)	$24,849	$23,504	$(5,928)

Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	13,554	13,402	11,608
Capital gain from sale of property	-	(2,084)	-
Impairment of held for sale asset	-	-	771
Stock-based compensation *)	6,726	3,423	2,220
Accrued severance pay, net	(89)	167	136
Deferred taxes, net	1,834	2,662	(627)
Decrease (increase) in trade receivables, net	(5,393)	13,448	(11,162)
Decrease (increase) in contract assets	4,565	(1,694)	2,481
Decrease (increase) in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	11,661	(351)	(3,445)
Increase in inventories	(1,928)	(2,387)	(5,416)
Increase (decrease) in trade payables	3,196	(7,635)	(259)
Increase (decrease) in accrued expenses	(5,906)	735	549
Increase (decrease) in advances from customers and deferred revenues	(16,390)	803	5,929
Increase (decrease) in other liabilities	(5,010)	(12,049)	13,957

Net cash provided by operating activities	31,669	31,944	10,814

*) Stock-based compensation including expenses related to business combination in the amounts of $3,437 and $662 for the years ended December 31, 2024 and 2023, respectively (see Note 17).

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from investing activities:

Purchase of property and equipment	(6,610)	(10,746)	(12,793)
Proceeds from short-term deposits	-	-	2,159
Investment in financial instrument	-	-	(1,536)
Acquisitions of subsidiary, net of cash acquired (see Note 17)	-	(4,107)	-
Receipts from sale of properties	-	2,168	4,006

Net cash used in investing activities	(6,610)	(12,685)	(8,164)

Cash flows from financing activities:

Repayment of credit facility, net	(7,453)	(1,590)	-
Repayments of short-term debts	(7,836)	-	-
Proceeds from short-term debts	7,836	-	-
Costs associated with entering into a long-term debt (See Note 19)	(654)	-	-

Net cash used in financing activities	(8,107)	(1,590)	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,454)	(63)	32

Increase in cash, cash equivalents and restricted cash	15,498	17,606	2,682
Cash, cash equivalents and restricted cash at the beginning of the year	104,751	87,145	84,463

Cash, cash equivalents and restricted cash at the end of the year (a)	$120,249	$104,751	$87,145

Supplementary disclosure of cash flows activities:

(A) Cash paid during the year for:

Interest	$544	$564	$-

Taxes on income	$1,886	$13,641	$2,442

(B) Non-cash transactions:

Purchases of property and equipment that were not paid for and reclassification from inventories to property and equipment	$312	$4,475	$2,507
New operating lease assets obtained in exchange for operating lease liabilities	$4,629	$1,034	$1,768

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:

	December 31,
	2024	2023	2022

Cash and cash equivalents	$119,384	$103,961	$86,591
Restricted cash - current	853	736	541
Restricted cash - long-term	12	54	13
Cash, cash equivalents and restricted cash	$120,249	$104,751	$87,145

The accompanying notes are an integral part of the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, Electronically Steerable Antenna (“ESA”) and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs"), Transceivers, transportable and portable terminals for defense forces and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

b.
The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.	The Company has three major customers which accounted for 38% of its revenues in the year ended December 31, 2024 (see Note 15d).

d.

On June 17, 2024, the Company signed a definitive agreement to acquire 100% of the membership interests of Stellar Blu Solutions LLC. (“SBS”), a leading U.S.-based avionics solution provider of next-generation SATCOM terminal solutions. The closing of the transaction was subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS) and other customary closing conditions. In January 2025, the Company completed the acquisition of SBS. For additional information, see Note 19.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-	GENERAL (Cont.)

e.
Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restricted the Company’s business in Russia, which mainly included exports to Russia, and had delayed the Company from performing money transfers from Russia due to banking regulations. In 2024, the Company wound down its business in Russia. While the Company’s business in Russia was limited in scope, the decision to wind-down the business caused a reduction in the Company’s sales and financial results. The costs associated with winding down the Company’s activities in the Russian market have been included in Other operating expenses (income), net and Cost of revenues in the Company’s consolidated statements of income (loss).

f.
In January 2025, the Company reorganized its operations and began reporting under three reportable segments: Commercial, Defense and Peru. While the new structure was adopted in 2025, all comparative segment information in these consolidated financial statements has been recast on a retrospective basis to reflect the new segment presentation. See Note 15 – Customers, Geographic and Segment Information for further details.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), followed on a consistent basis.

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations), application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Functional currency:

The majority of the revenues of Gilat Satellite Networks Ltd. and most of its subsidiaries are generated in U.S. dollars ("dollar") or linked to the dollar. In addition, a substantial portion of Gilat Satellite Networks Ltd. and most of its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which Gilat Satellite Networks Ltd. and most of its subsidiaries operate. Thus, the functional and reporting currency of Gilat Satellite Networks Ltd. and most of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

The financial statements of a certain foreign subsidiary, whose functional currency has been determined to be its local currency, have been translated into dollars. Assets and liabilities of this subsidiary have been translated using the exchange rates in effect at the consolidated balance sheets date. Consolidated statements of income (loss) amounts have been translated using specific rates. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

e.	Cash and Cash equivalents:

Cash and Cash equivalents are cash in banks and short-term highly liquid investments that are not restricted as to withdrawals or use, with maturities of three months or less at the date acquired.

f.	Restricted cash:

Short-term restricted cash is either invested in bank deposits, which mature within one year, or in short-term highly liquid investments that are restricted to withdrawals or use. Such deposits are used as collateral for performance and advance payment guarantees to customers.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, new products introduction and for market prices lower than cost. Any write-off is recognized in the consolidated statements of income (loss) as cost of revenues. In addition, if required, the Company records a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of the Company's future demands forecast consistent with its valuation of excess and obsolete inventory.

Cost is determined as follows:

Raw materials, parts and supplies - using the weighted average cost method.

Work in progress and assembled raw materials - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs, using the weighted average cost method.

Finished products - calculated on the basis of raw materials, direct manufacturing costs with the addition of allocable indirect manufacturing costs, using the weighted average cost method.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Buildings	50
Computers, software and electronic equipment	2 - 10
Office furniture and equipment	3 - 15
Vehicles	3 - 7

Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Rental income generated from office spaces leased to others is included in general and administrative expenses.

Network equipment used to provide ongoing services is depreciated using the straight-line method over the useful life of the assets which is typically between 2 to 5 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value allocated to them at the date of acquisition, and subsequently stated at amortized cost. The assets are typically amortized over their estimated useful lives using the straight-line method over an estimated period during which benefits are expected to be received, in accordance with ASC 350, "Intangible - Goodwill and Other" ("ASC 350").

j.	Impairment of long-lived assets:

The Company's long-lived assets that are subject to amortization are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, the carrying amount of a group of assets is not to be reduced below its fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

k.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. The Company performs its annual impairment analysis of goodwill in the fourth quarter of the year and whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required.

If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

m.	Revenue recognition:

The Company generates revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access, field services and telephony services. The Company sells its products and services to enterprises, government and residential customers under large-scale contracts that utilize both the Company's networks and other networks that the Company installs, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas, on-the-move/on-the-pause terminals, portable terminals and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites ("space segment"), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. In certain contracts, the company also provides a service-type warranty that is accounted for as a separate performance obligation, and revenue is recognized ratably over the life of the warranty as the customer consumes the benefit over the service term.

The Company sells its products primarily through its direct sales force and indirectly through system integrators or resellers.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive according to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). Revenue is recognized net of any turn-over taxes collected from customers which are subsequently remitted to governmental entities (for example, sales tax and other indirect taxes).

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price (“SSP”) basis.

The Company establishes SSP based on management judgment, and stand-alone renewal prices, considering internal factors such as margin objectives, pricing practices and historical sales.

If the consideration in a contract includes a variable amount (e.g. penalties), the company estimates the amount of consideration to which it will be entitled, usually based on the most likely amount that should be included in the transaction price subject to constraints based on the specific facts and circumstances. The variable consideration is estimated at contract inception and constrained until it is probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from the sale of equipment is recognized at a point in time, once the customer has obtained control over the items purchased, generally upon shipment. When significant acceptance provisions are included in the arrangement, the Company defers recognition of the revenue until the acceptance occurs. Revenue from periodic services is recognized ratably over the term the services are rendered. Revenue from other services is recognized upon their completion.

For time and material contracts, revenue is recognized when the service rendered.

Revenues from long-term contracts under which the Company provides significant construction to the customer's specifications and networks operation and maintenance (mostly governmental projects) are generally recognized over time because of continuous transfer of control to the customer. Specifically, these contracts include construction performance obligations, for which this continuous transfer of control to the customer is based on the fact that the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these contracts. The Company believes that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. In the years ended December 31, 2024, 2023 and 2022, the Company recognized revenues from these construction performance obligations in the amounts of $15,745, $12,926 and $16,169, respectively, which are presented under the Peru operating segment.

The products and services provided as part of the construction are not distinct from one another due to a customer defined interrelated operational performance requirement, a highly complex interrelated and integrated output and significant contract management requirements. The promises to provide operation and maintenance services are distinct performance obligations.

SSPs for the Company’s products and services provided as part of the long-term contracts with governments are generally not observable, and consequently the Company uses the expected cost plus a reasonable margin approach to estimate a stand-alone selling price. The estimation of SSP requires the exercise of management judgement. The Company typically establishes SSP ranges for its products and services.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In some governmental contracts, the Company is also required to supply equipment (e.g., tablets) which are distinct and are accounted for as separate performance obligations. The Company determines SSP for such equipment based on observable market data. Revenues related to equipment performance obligation are recognized at a point in time upon delivery of the equipment.

Revenues from contracts relating to the design, development, integration or manufacture of complex equipment or technology platforms to a buyer’s specification (or to provide services related to the performance of such contracts) are generally recognized over time because of continuous transfer of control to the customer. This continuous transfer of control to the customer is usually based on the facts that the Company has the right to payment for the performance completed to date and the underlying asset has no alternative use according to ASC 606. The Company generally uses the cost-to-cost measure of progress for these contracts. The Company believes that cost-to-cost measure of progress is an appropriate measure of progress towards satisfaction of the performance obligation since this measure reasonably depicts the progress of the work efforts. Accounting for contracts under which continuous transfer of control to the customer occurs, as described above, involves the use of various techniques to estimate total contract revenue and performance costs.

The Company estimates the profit on a contract as the difference between the total estimated transaction price and the total expected performance costs of the contract and recognizes revenue and incurred costs over the life of the contract. Changes to performance cost estimates under a contract may occur in a situation where: (a) identified contract risks cannot be resolved within the cost estimates included in a contract's estimated at completion (“EAC”); or (b) new or unforeseen risks or changes in the performance cost estimates must be incorporated into the contract's EAC. Changes in estimated revenues and/or estimated project costs which are related to an existing performance obligation, and that are not distinct from those goods and services already provided, and therefore form part of single performance obligation, are recorded in the period the change is reasonably determinable, with the full amount of the inception-to-date effect of such changes recorded in such period on a "cumulative catch-up" basis. When total cost estimates for these types of arrangements exceed revenues, the total estimated losses are recognized immediately. Significant judgment is required when estimating total labor effort and progress to completion on these arrangements, as well as whether a loss is expected to be incurred on the project. If any of the above factors were to change, or if different assumptions were used in estimating progress cost and measuring progress towards completion, it is possible that materially different amounts would be reported in the Company’s consolidated financial statements.

Under the typical payment terms of the contracts under which continuous transfer of control to the customer occurs, as described above, the customer pays the Company milestone-based payments. This may result in revenues recognized in excess of billings and are presented as part of contract assets on the consolidated balance sheets. The Company typically receives interim payments as work progresses, although for some contracts, the company may be entitled to receive an advance payment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes a liability for these payments in excess of revenues recognized and presents it as liabilities on the consolidated balance sheets. These payments are typically not considered as significant financing components.

In addition, the Company has elected to apply the practical expedient for the financing component for transactions in which the difference between the payment date and the revenue recognition timing is up to 12 months.

Amounts recognized as revenue and which the Company has unconditional right to receive payments are classified as trade receivables in the consolidated balance sheets.

A contract asset is recorded when revenues are recognized in advance of the Company’s right to receive consideration.

Deferred revenue and advances from customers are recorded when the Company receives payments from customers before performance obligations have been performed. Deferred revenues are recognized as revenues as (or when) the Company performs the performance obligation under the contract.

The Company pays sales commissions to external sales agents and to its sales and marketing personnel based on their attainment of certain predetermined sales goals. Sales commissions are typically considered incremental and recoverable costs of obtaining a contract with a customer. Incremental and recoverable sales commissions are capitalized and amortized upon recognition of the related revenues, consistently with the transfer to the customer of the goods or services to which they relate. Expenses related to these costs are mostly included in selling and marketing expenses in the consolidated statements of income (loss). Such expenses during the years ended December 31, 2024, 2023 and 2022 were $2,099, $3,330, and $3,078, respectively. The capitalized balances related to these costs as of December 31, 2024 and 2023 were $1,755 and $2,383, respectively.

n.	Selling and marketing expenses:

Selling and marketing expenses consist primarily of shipping expenses and payroll and related expenses for personnel that support the Company's selling and marketing activities. Selling and marketing costs are charged to the consolidated statements of income (loss) as incurred.

o.	Warranty costs:

Generally, the Company provides product assurance warranties for periods between twelve to twenty four months at no extra charge that cover the compliance of the products with agreed-upon specifications. A provision is recorded for estimated warranty costs based on the Company's experience.

Warranty provisions amounted to $1,139 and $1,955 as of December 31, 2024 and 2023, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Research and development expenses:

Research and development costs are charged to the consolidated statements of income (loss) as incurred and are presented net of government grants. ASC 985, "Software", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed as incurred.

q.	Research and development grants:

The Company receives royalty-bearing and non-royalty-bearing grants from the Government of Israel and from other funding sources, for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $2,461, $1,043 and $641 for the years ended December 31, 2024, 2023 and 2022, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service period in the Company's consolidated statements of income (loss).

The Company recognizes compensation expenses for the value of its awards, based on the straight-line method over the requisite service period of each of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions and implements the accelerated method for awards that are subject to performance conditions. The compensation expense associated with performance-based award is adjusted based on the probability of achieving performance targets.

The Company accounts for forfeitures as they occur.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Taxes on income:

The Company accounts for taxes on income in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on temporary differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

The Company classifies interest and penalties on income taxes (which includes uncertain tax positions) as taxes on income.

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term and long-term restricted cash, trade receivables and contract assets.

As of December 31, 2024 and 2023, the majority of the Company's cash and cash equivalents are invested in dollars with major banks in Israel and the United States.

Generally, these cash and cash equivalents may be redeemed upon demand and therefore, management believes that they bear low risk.

Trade receivables and contract assets of the Company are mainly derived from sales to major customers located in North, South and Central America, Europe and Asia. The Company performs ongoing credit evaluations of its customers and obtains letters of credit and bank guarantees for certain receivables.

The Company estimates expected credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, the credit quality of its customers, current and future economic conditions and other factors that may affect the Company’s ability to collect from customers.

The Company has recorded net expenses from expected credit losses in the amount of $151 and recorded net income of $69 and $9 for the years ended December 31, 2024, 2023 and 2022, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Employee related benefits:

Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the consolidated balance sheets date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheets.

During April and May 2008 (the "transition date"), the Company amended the contracts of most of its Israeli employees so that starting on the transition date, such employees are subject to Section 14 of the Severance Pay Law, 1963 ("Section 14") for severance pay accumulated in periods of employment subsequent to the transition date. In accordance with Section 14, upon termination, the release of the contributed amounts from the fund to the employee will relieve the Company from any further severance liability and no additional payments will be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the consolidated balance sheets, as the Company is legally released from severance obligations to employees once the amounts have been deposited and the Company has no further legal ownership of the amounts deposited.

The carrying value for the deposited funds for the Company's employees' severance pay for employment periods prior to the transition date includes profits and losses accumulated up to the consolidated balance sheets date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements.

Severance pay expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $3,889, $3,403 and $3,107, respectively.

401(k) profit sharing plans:

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the current Internal Revenue Code as a "safe harbor" plan. The Company makes a mandatory contribution to the 401(k) plan to satisfy certain non-discrimination requirements under the Internal Revenue Code. This mandatory contribution is made to all eligible employees. The contribution costs for all the plans were $916, $631 and $603 for the years ended December 31, 2024, 2023 and 2022, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value of financial instruments:

In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, contract assets, other current assets, trade payables, accrued expenses, credit facility and other current liabilities approximate their fair value due to the short-term maturities of such instruments.

For additional details, see Note 18.

w.	Earnings per share:

In accordance with ASC 260, "Earnings per Share", basic earnings (losses) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings (losses) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period.

Awards that are contingently issuable upon the achievement of specified performance conditions (see Note 17) are included in the diluted earnings per share calculation based on the number of shares that would be issuable if the end of the period was the end of the contingency period.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Derivatives and hedging activities:

ASC 815, "Derivatives and Hedging" ("ASC 815"), as amended, requires the Company to recognize all derivatives on the consolidated balance sheets at fair value. Derivatives that are not hedges must be adjusted to fair value through income (loss).

If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Gains and losses on the derivatives instruments that are designated and qualify as a cash flow hedge are recorded in accumulated other comprehensive loss and reclassified into earnings in the same accounting period in which the designated forecasted transaction or hedged item materialized, see Note 10.

y.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income". Other comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders, issuance of ordinary shares and stock-based compensation. The Company’s items of other comprehensive income (loss) relate to hedging contracts and foreign currency translation adjustments.

The following tables show the components of accumulated other comprehensive income (loss), as of December 31, 2024 and 2023:

	December 31, 2024
	Foreign currency translation adjustments	Unrealized gains on cash flow hedges	Total

Beginning balance	$(5,995)	$680	$(5,315)

Other comprehensive loss before reclassifications	(1,193)	565	(628)
Amounts reclassified from accumulated other comprehensive income	-	(177)	(177)

Net current-period other comprehensive income	(1,193)	388	(805)

Ending balance	$(7,188)	$1,068	$(6,120)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2023
	Foreign currency translation adjustments	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(6,212)	$(635)	$(6,847)

Other comprehensive loss before reclassifications	217	(1,290)	(1,073)
Amounts reclassified from accumulated other comprehensive loss	-	2,605	2,605

Net current-period other comprehensive income	217	1,315	1,532

Ending balance	$(5,995)	$680	$(5,315)

z.	Leases:

The Company leases real estate and storage areas, which are all classified as operating leases. In addition to rent payments, the leases may require the Company to pay for insurance, maintenance and other operating expenses.

Lease classification is governed by five criteria in ASC 842. If any of these five criteria is met, the Company classifies the lease as a finance lease. Otherwise, the Company classifies the lease as an operating lease.

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments. Operating lease expenses are recognized on a straight-line basis over the lease term. Exchange rate differences related to lease liabilities are recognized as incurred as financial income or expense. Several of the Company’s leases include options to extend the lease.

The Company elected the short-term lease recognition exemption for all leases with a term shorter than twelve months, according to which the Company does not recognize ROU assets or lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis. The Company also elected the practical expedient to not separate lease and non-lease components for all the Company’s leases.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Business combination

The Company applies ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed and non-controlling interest in the acquired entity at the acquisition date, measured at their fair values as of that date. This ASC also requires contingent consideration to be recorded on the acquisition date and acquisition-related deal costs to be expensed as incurred.

Contingent consideration payments in business combination are accounted for as liabilities under ASC 815, "Derivatives and Hedging". These liabilities are carried at fair value, which was estimated by applying a probability-based model. The contingent consideration liabilities are recorded at fair value at the end of each reporting period with changes in estimated fair values recorded in Other operating expenses (income), net in the consolidated statements of income (loss).

ab.	Recently issued and adopted accounting pronouncement:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to enhance the disclosures about segment expenses. The new standard requires the disclosure of the Company’s Chief Operating Decision Maker (CODM), expanded incremental line-item disclosures of significant segment expenses used by the CODM for decision-making, and the inclusion of previous annual only segment disclosure requirements on a quarterly basis.

The amendments are required to be applied retrospectively to all prior periods presented in the Company’s consolidated financial statements. The Company adopted this guidance for its annual period beginning January 1, 2024, retrospectively. See Note 15 for further information.

ac.	Recently issued accounting pronouncements – not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is evaluating the impacts of this guidance on the Company’s consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3:-	INVENTORIES

a.	Inventories are comprised of the following:

	December 31,
	2024	2023

Raw materials, parts and supplies	$16,291	$11,993
Work in progress and assembled raw materials	10,335	9,392
Finished products	12,264	17,140

	$38,890	$38,525

b.	Inventory net write-offs amounted to $2,612, $3,674 and $2,805 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

a.	Property and equipment, net is comprised of the following:

	December 31,
	2024	2023
Cost:

Buildings and land	$84,022	$83,775
Computers, software and electronic equipment	67,627	64,262
Network equipment	39,739	39,473
Office furniture and equipment	4,165	4,108
Vehicles	299	299
Leasehold improvements	2,624	2,784

	198,476	194,701
Accumulated depreciation	(127,642)	(120,386)

Depreciated cost	$70,834	$74,315

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-	PROPERTY AND EQUIPMENT, NET (Cont.)

b.	Depreciation expenses amounted to $10,177, $12,690 and $11,277 for the years ended December 31, 2024, 2023 and 2022, respectively.

c.
The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $5,141, $5,401 and $5,448 for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

d.	During the year ended December 31, 2022, the Company sold a property in Germany previously classified as held for sale and recorded a $771 impairment in the consolidated statements of income (loss).

e.	During the year ended December 31, 2023, the Company sold a property in Bulgaria for $2,168 and recognized a $2,084 capital gain under Other operating expenses (income), net

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of December 31, 2024 and 2023 were $11,504 and $15,700, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $8,578 out of the balance as of December 31, 2023 was recognized as revenues during the year ended December 31, 2024.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of December 31, 2024 is approximately $293,000. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 5-11 years), principally relate to contracts in which the Company committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year. As of December 31, 2024, the Company expects to recognize approximately 74% of its remaining performance obligations as revenue within the next 3 years, with the remainder recognized over a period of approximately 4-11 years.

The Company elected to use the practical expedient of not disclosing transaction prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts with an original expected duration of one year or less.

NOTE 6:-	INTANGIBLE ASSETS, NET

a.	Intangible assets, net are comprised of the following:
	December 31,
	2024	2023
Original amounts:

Technology	$43,697	$43,697
Customer relationships	15,388	15,388
Marketing rights and patents	3,421	3,421
Backlog	2,564	2,564
Trademark	1,775	1,775

	66,845	66,845
Accumulated amortization:

Technology	(42,671)	(42,523)
Customer relationships	(5,285)	(4,557)
Marketing rights and patents	(3,421)	(3,301)
Backlog	(2,410)	(398)
Trademark	(133)	(15)
	(53,920)	(50,794)

	$12,925	$16,051

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-	INTANGIBLE ASSETS, NET (Cont.)

b.	Amortization expenses amounted to $3,126, $712 and $331 for the years ended December 31, 2024, 2023 and 2022, respectively.

c.	Estimated amortization expenses for the following years are as follows:
Year ending December 31,

2025	1,150
2026	996
2027	996
2028	996
2029 onwards	8,787

$12,925

NOTE 7:-	GOODWILL

 The following table represents the changes in goodwill per operating segment:

	Satellite Networks	Integrated Solutions	Commercial	Defense	Total
Balance as of December 31, 2023 *)	$30,188	$24,522	$-	$-	$54,740

Measurement period adjustments (see Note 17)	(2,246)	-	-	-	(2,246)
Goodwill allocation due to changes in segment reporting (See Note 15)	(27,942)	(24,522)	35,390	17,074	-

Balance as of December 31, 2024 *)	$-	$-	$35,390	$17,074	$52,494

*) Net of accumulated impairment losses of $62,179.

During the year ended December 31, 2024, the Company recorded measurement period adjustments that decreased goodwill by $2,246. See Note 17.

In the years ended December 31, 2024, 2023 and 2022, the Company performed assessments to continue supporting its conclusion that no impairment of goodwill was required for any of its reporting units

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES

a.	Commitments with respect to space segment services:

The Company provides its customers with space segment capacity services, which are purchased from third parties. Future minimum payments due for space segment services to be rendered subsequent to December 31, 2024, are as follows:

2025	5,051
2026	2,583
2027	224
$7,858

Space segment services expenses during the years ended December 31, 2024, 2023 and 2022 were $5,153, $7,107 and $7,395, respectively.

b.
In 2024 and 2023, the Company's primary material purchase commitments were with inventory suppliers. The Company's material inventory purchase commitments are based on purchase orders, or on outstanding agreements with some of the Company's suppliers of inventory. As of December 31, 2024 and 2023, the Company's major outstanding inventory purchase commitments amounted to $31,001 and $47,417, respectively, all of which were orders placed or commitments made in the ordinary course of its business. As of December 31, 2024 and 2023, $24,720 and $31,798, respectively, of these orders and commitments were from suppliers which can be considered sole or limited in number.

c.	Royalty commitments:

1.
Certain of the Company’s research and development programs funded by the Israel Innovation Authority ("IIA"), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the Government of Israel, are royalty bearing programs. Sales of products developed as a result of such programs are subject to payment of royalties to the IIA.

The royalty payments are at a rate of 3% to 5% based on the sales of the Company, up to full repayment of 100% of the grants received from the IIA linked to the dollar plus payment of interest at a rate equal to the twelve-month LIBOR. The obligation to pay these royalties is contingent upon actual sales of the products and services, and in the absence of such sales, no payment is required. In addition, the Company received grants which are non-royalty bearing. The technology developed with the funding provided by these grants (which is embodied in the Company’s products) may not be transferred, without appropriate governmental approvals. Such approvals, if granted, may involve penalties payable to the Israeli authorities as well as increased royalty payments to the Innovation Authority for royalty-bearing programs. The Company recorded income from IIA grants for the years ended December 31, 2024, 2023 and 2022 in the amount of $2,461, $1,043 and $418, respectively.

As of December 31, 2024, the Company had a contingent liability to pay royalties in the amount of approximately $1,494.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Foundation ("BIRD Foundation"). The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation.

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

As of December 31, 2024, the Company had a contingent liability to pay royalties in the amount of approximately $398.

d.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda, for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017. As of December 31, 2024, the total amount of this claim, including interest, penalties and legal fees is approximately $ 6,257, of which approximately $653 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by court in a final and not appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary, based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A. (“GTH Peru”) initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru (“MTC”), and the National Telecommunications Program of Peru (“PRONATEL”). The arbitration was related to the PRONATEL projects awarded to GTH Peru in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. The Company’s subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay to GTH Peru approximately $13,500. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL in November 2020 to pay the arbitration-award amount.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and GTH Peru has initiated collection procedures against MTC and PRONATEL. In 2024 and 2023 GTH Peru received payments of approximately $10,629 and $3,213, respectively. These amounts were recognized as income under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the years ended December 31, 2024 and 2023, respectively. See Note 14.

3.
In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15,000. In September 2022 MTC filed an annulment action against the award and in parallel, in October 2022, GTH Peru, initiated an enforcement process for collection of the awarded amount. The Company recognized an expense of $251, due to legal success fees, under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the year ended December 31, 2023. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo), and GTH Peru has initiated collection procedures against MTC and PRONATEL. In 2024, GTH Peru received the first payment of approximately $3,093, which was recognized as income under "Other operating expenses (income), net" in the consolidated statements of income (loss) for the year ended December 31, 2024. See Note 14.

4.
The Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

e.	Guarantees:

The Company guarantees its performance to certain customers, mainly through bank guarantees, surety bonds and corporate guarantees. Such guarantees are often required for the Company's performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of December 31, 2024, the aggregate amount of financial guarantees outstanding to secure the Company's various obligations, was approximately $75,800, including an aggregate of approximately $71,000 related to the Company’s business in Peru. To secure these guarantees, the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $817 of restricted cash to secure some of those guarantees.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of December 31, 2024, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

All the above guarantees are performance guarantees for the Company's own performance, in accordance with ASC 460, "Guarantees" ("ASC 460"), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no performance guarantees have been exercised against the Company.

NOTE 9:-	LEASES

The Company entered into various non-cancelable operating lease agreements for certain of their offices, facilities and equipment, expiring between 2024 and 2031. Components of operating lease expense were as follows:

	Year ended December 31,
	2024	2023	2022

Operating lease expenses *)	$2,984	$2,714	$2,054
Short-term lease expenses	515	560	355
Total lease expenses	$3,499	$3,274	$2,409

 *) Operating lease expenses were mainly paid in cash during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, the Company’s operating leases had a weighted average remaining lease term of 3.37 and 2.12 years, respectively, and a weighted average discount rate of 5.18% and 5.34%, respectively.

Future lease payments under operating leases as of December 31, 2024 are as follows:

2025	2,702
2026	2,035
2027	825
2028	735
2029 Onwards	784
Total future lease payments	7,081
Imputed interest	(510)
Total lease liability balance	$6,571

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 10:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized losses (gain) related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the consolidated statements of income (loss) of ($177), $2,605 and $2,162 for the years ended December 31, 2024, 2023 and 2022, respectively. The notional amounts of hedging contracts were $32,021 and $24,267 as of December 31, 2024 and December 31, 2023, respectively.

The fair value of derivative instruments in the consolidated balance sheets, which are presented under Other current assets amounted to $1,068 and $680 as of December 31, 2024 and December 31, 2023, respectively.

The estimated net amount of the existing profit that is reported in accumulated other comprehensive income as of December 31, 2024 that is expected to be reclassified into consolidated statement of income (loss) within the next twelve months is $1,068.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.	Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.	Stock option plans:

Description of plans:

In October 2008, the Company's Board of Directors adopted the 2008 Stock Incentive Plan (the "2008 Plan") with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through December 31, 2024, the Company's Board of Directors approved, in the aggregate, an increase of 11,047,611 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 12,047,611. As of December 31, 2024, 918,125 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan to the Company’s employees generally vest over a four-year period. The options granted under the 2008 Plan to the Company’s directors generally vest ratably each quarter over a three-year period except in the case of the grant to the Company’s Chairman of the Board of Directors, in which the options vest ratably each quarter over a four-year period.

In February 2019, the 2008 Plan was amended to include a dividend adjustment, reducing the exercise price of outstanding share options by the cash dividend paid per share unless otherwise resolved by the Board. The amendment also allows the administering committee to apply a “net exercise” method, while withholding a portion of shares based on a specified formula.

Valuation assumptions:

The Company selected the Black-Scholes-Merton option-pricing model as the most appropriate fair value method for its stock options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Options granted to employees and directors:

The fair value of the Company's stock options granted in the years ended December 31, 2024, 2023 and 2022 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2024	2023	2022

Risk free interest	3.85%-4.56%	3.57%-4.58%	1.41%-4.15%
Dividend yields	0%	0%	0%
Volatility	47.75%-49.00%	52.77%-53.87%	51.45%-52.95%
Expected term (in years)	3.82-3.83	3.85-3.92	3.92-4.00

A summary of employees’ and directors’ option balances under the 2008 Plan as of December 31, 2024 and changes during the year then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding as of January 1, 2024	5,679,775	$6.9	4.2	$817

Granted	355,000	$5.6
Exercised	(76,875)	$6.4
Forfeited and cancelled	(667,275)	$9.1

Outstanding as of December 31, 2024	5,290,625	$6.6	3.6	$1,060

Exercisable as of December 31, 2024	2,203,333	$6.9	2.8	$268

The weighted-average grant-date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 were $2.14, $2.50 and $3.08, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the years ended December 31, 2024, 2023 and 2022 was $6, $104 and $565, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

Additional stock-based compensation data:

As of December 31, 2024, there was $5,283 of unrecognized compensation costs related to non-vested stock-based compensation arrangements granted under the 2008 Plan. The cost is expected to be recognized over a weighted-average period of 2.32 years.

c.
As part of DataPath Inc. (“DPI”) acquisition (see Note 17), the Company issued ordinary shares and may issue additional ordinary shares in the future if certain criteria are met. For additional details, see Note 17.

d.
During the years ended December 31, 2024, 2023 and 2022, the stock-based compensation expenses, including with respect to the Service Based Earn-Out and the Additional Earn-Out Consideration as defined in Note 17, were recognized in the consolidated statement of income (loss) in the following line items:

	Year ended December 31,
	2024	2023	2022

Cost of revenues of products	$214	$185	$147
Cost of revenues of services	304	222	146
Research and development expenses, net	674	654	427
Selling and marketing expenses	611	417	456
General and administrative expenses	4,923	1,945	1,044

	$6,726	$3,423	$2,220

e.	Dividends:

1.
In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of ordinary shares purchased by non-residents of Israel with non-Israeli currency, may be freely repatriated in such non-Israeli currency, at the exchange rate prevailing at the time of repatriation.

2.	The Company has not adopted a policy regarding the distribution of dividends.

3.	Pursuant to the terms of a bank agreement, the Company is restricted from paying cash dividends to its shareholders without initial approval from the bank.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rates:

Generally, income of Israeli companies is subject to corporate tax. The corporate tax rate in Israel was 23% in 2024, 2023 and 2022.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

The Company has been granted an "Approved Enterprise" status, under the Law, for nine investment programs in the alternative program, by the Israeli Government.

Certain production facilities of the Company have been granted “Benefitted Enterprise” status under the provision of the Law. The Company was eligible under the terms of minimum qualifying investment and elected 2011 as the Year of Election as defined in the Law.

Income derived from Benefitted Enterprise is tax exempt for a period of two years out of the period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining years of benefits is taxable at the rate of 10%-25%.

The period of benefits of the Benefitted Enterprises under the 2011 election expired in 2023. As of December 31, 2023, the Company did not generate taxable income from the Benefitted Enterprises.

Income from sources other than a Benefitted Enterprise during the benefit period is subject to tax at the regular corporate tax rate (23% in 2024, 2023 and 2022).

On January 1, 2011, new legislation that constitutes a major amendment to the Law was enacted (the "Amendment Legislation"). Under the Amendment Legislation, a uniform rate of corporate tax would apply to all qualified income of certain industrial companies, as opposed to the law's incentives that were limited to income from Benefitted Enterprises during their benefits period. According to the Amendment Legislation and following amendments, the applicable tax rate for 2016 and onwards was set at 7.5% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Industrial Companies may be distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty). The Company is not located in Development Zone A.

Under the transitory provisions of the Amendment Legislation, the Company may have elected whether to irrevocably implement the new law in its Israeli company while waiving benefits provided under Benefitted Enterprise or keep implementing Benefitted Enterprise during the relevant years. Opting for the new law is permissible at any stage.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

An amendment from December 2016 prescribes special tax tracks for technological enterprises. The new tax tracks under the amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in Development Zone A- a tax rate of 7.5%).

3.
On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt (“Trapped Earnings”) and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Law) may entail additional corporate tax liability to the distributing company. The Company had approximately $169,300 tax-exempt profits in its Accumulated deficit. If such tax-exempt profits were distributed, it would have been taxed at the reduced corporate tax rate applicable to such income, and approximately $31,300 of additional taxes on income would have been recorded.

The 2021 Budget Law also offered a temporary tax relief for releasing trapped earnings, lowering the tax rate by up to 60%, effective for one year from November 15, 2021. In 2022, the Company utilized this relief to release trapped earnings, resulting in a one-time expense of $12,880 which was recorded under Taxes on income in the consolidated statement of income (loss).

b.	Taxes on income on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. The Company has not made any provisions relating to undistributed earnings of the Company's foreign subsidiaries since the Company has no future plans to distribute such earnings. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli taxes on income (subject to an adjustment for foreign tax credits) and foreign withholding taxes. As of December 31, 2024, the amount of undistributed earnings of non-Israeli subsidiaries, which is considered indefinitely reinvested, was $3,839 with a corresponding unrecognized deferred tax liability of $589.

c.	Carryforward tax losses and credits:

As of December 31, 2024, the Company had operating loss carryforwards for Israeli income tax purposes of approximately $24,647 which may be offset indefinitely against future taxable income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2024 and 2023, the Company had capital loss carryforwards for Israeli tax purposes which may be offset indefinitely against future capital gains. the Company doesn’t expect future utilization of such carry forwards losses and accordingly records full valuation allowance.

As of December 31, 2024, the Company's U.S. subsidiaries had approximately $1,878 of carryforward tax losses for Federal tax purposes and $10,045 of carryforward tax losses for state tax purposes, which can be utilized up to 20 years since incurred, with expiration commencing in 2028. The U.S subsidiaries had R&D credits carryforwards for federal tax purposes of approximately $2,346 and for state tax purposes of approximately $5,466.

The Company has carryforward tax losses relating to other subsidiaries in Europe and South America of approximately $41,671 (which can be utilized indefinitely) and $48,303 ($42,535 can be utilized up to 4 years since incurred, with expiration commencing in 2025, and the remaining $5,768 can be utilized in part for up to 12 years and in part indefinitely), as of December 31, 2024, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

Significant components of the Company's deferred tax liabilities and assets are as follows:

		December 31,
		2024	2023
1.	Provided in respect of the following:
	Gross deferred tax assets:
	Carryforward tax losses and credits *) **)	$34,030	$35,636
	Property, equipment and intangibles	28,645	29,055
	Inventory accrual	2,268	1,460
	Vacation accrual	662	686
	Supplementary tax advances	1,530	1,274
	Deferred revenues	-	193
	Research and development costs	7,056	5,167
	Other temporary differences	883	1,860

	Gross deferred tax assets	75,074	75,331

	Valuation allowance	(57,667)	(56,491)

	Net deferred tax assets	17,407	18,840

	Gross deferred tax liabilities:
	Property, equipment and intangibles	(5,511)	(7,042)
	Other temporary differences	-	(314)

	Gross deferred tax liabilities	(5,511)	(7,356)

	Net deferred tax assets	$11,896	$11,484

*)	The amounts are presented after reduction for unrecognized tax benefits of $3,241 and $2,860 as of December 31, 2024 and 2023, respectively.

**)	Excluding capital losses carryforwards, which are not part of the Company’s on-going business, and for which the Company records full valuation allowance, see Note 12c.

2.
The Peruvian government awarded GNP, the Company's subsidiary in Peru, the Regional PRONATEL Projects under six separate bids for the construction of fiber and wireless networks and operation of the networks for a defined period. The income derived from the construction and operation of the projects is a tax-exempt subsidy.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

3.
During the year ended December 31, 2024, the Company increased valuation allowance by $1,176, resulting mainly from changes relating to carryforward tax losses and some temporary differences, as described above. The Company provided valuation allowance for a portion of the deferred taxes related to carryforward losses and other temporary differences that management believes are not more likely than not to be realized in the foreseeable future.

e.	Reconciling items between the statutory tax rate of the Company and the actual taxes on income:

	Year ended December 31,
	2024	2023	2022

Income before taxes on income, as reported in the consolidated statements of income (loss)	$29,201	$28,194	$7,135

Statutory tax rate	23.0%	23.0%	23.0%

Theoretical taxes on income	$6,716	$6,485	$1,641
Currency differences	1,324	(1,212)	621
Tax adjustment in respect of different tax rates	1,313	501	(883)
Changes in valuation allowance	1,176	322	1,999
Expiration of carryforward tax losses	4,033	2,814	1,517
Exempt subsidy income	(9,537)	(5,257)	(6,758)
Release of trapped earnings	-	-	12,880
Exempts income from arbitrations	(4,035)	(975)	-
Nondeductible expenses and other differences	3,362	2,012	2,046

	$4,352	$4,690	$13,063

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the consolidated statements of income (loss):

	Year ended December 31,
	2024	2023	2022

Current	$2,355	$2,380	$14,940
Deferred	1,997	2,310	(1,877)

	$4,352	$4,690	$13,063

	Year ended December 31,
	2024	2023	2022

Domestic	$4,385	$2,938	$12,154
Foreign	(33)	1,752	909

	$4,352	$4,690	$13,063

g.	Income (loss) before taxes on income:
	Year ended December 31,
	2024	2023	2022

Domestic	$13,207	$24,532	$(7,523)
Foreign	15,994	3,662	14,658

	$29,201	$28,194	$7,135

h.	Unrecognized tax benefits:

A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows:

	December 31,
	2024	2023

Balance at beginning of year	$3,397	$2,908
Increase (decrease) in tax positions for prior years, net	(221)	212
Increase in tax positions for current year	417	277

Balance at the end of year *)	$3,594	$3,397

*)
The amounts for the years ended December 31, 2024 and 2023 include $3,241 and $2,860, respectively, of unrecognized tax benefits which are presented as a reduction from deferred tax assets, see Note 12d.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The unrecognized tax benefits included accrued penalties and interest of $116 and $114 as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024, 2023 and 2022, the Company recorded expense (income) of ($194), $194 and ($131) on the unrecognized tax benefits, respectively.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate of the Company for the year ended December 31, 2024 is $1,746.

i.
The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. The Company's Israeli tax assessments through 2019 are considered final. As of December 31, 2024, the tax returns of the Company’s main subsidiaries are still subject to audits by the tax authorities for the tax years 2019 through 2023.

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets are comprised of the following:

	December 31,
	2024	2023

Governmental authorities *)	$3,033	$3,186
Prepaid expenses	6,268	6,227
Deferred charges	4,510	8,320
Advance payments to suppliers	4,763	3,716
Other	3,389	2,850

	$21,963	$24,299

*) Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) the Company was eligible for a refundable Employee Retention Credit subject to certain criteria. As of December 31, 2023, the Company had a $952 receivable balance from the United States government related to the CARES Act. During the year ended December 31, 2024 the entire outstanding amount was collected by the Company.

b.	Other current liabilities are comprised of the following:

	December 31,
	2024	2023

Payroll and related employee accruals	$14,192	$14,017
Governmental authorities	2,651	2,301
Holdback Amount (see Note 17)	800	-
Other	174	113
	$17,817	$16,431

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 13:-	SUPPLEMENTARY CONSOLIDATED BALANCE SHEETS INFORMATION (Cont.)

c.	Credit facility:

			December 31,
	Interest rate	Maturity	2024

Credit facility from bank:	U.S. Prime Plus 2.25%	2024	-

As of December 31, 2023, one of the Company’s subsidiaries had a revolving credit facility agreement with a U.S.-based bank. During the year ended December 31, 2024, the entire credit facility, in the amount of $7,453, was repaid.  The credit facility is presented under Short-term debt in the consolidated balance sheets.

d.	Long-term loan:

			December 31,
	Interest rate	Maturity	2024

Other loan:	14%	2026	$2,000

One of the Company’s subsidiaries has a loan agreement with one of its former shareholders. The carrying amount of the long-term loan approximates its fair value.

e.	Other long-term liabilities are comprised of the following:
	December 31,
	2024	2023

Earn-Out Consideration and Additional Earn-Out Consideration (see Note 17)	$10,400	$11,187
Holdback Amount (see Note 17)	-	795
Other	206	934

	$10,606	$12,916

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

a.	Other operating expenses (income), net are comprised of the following:

	Year ended December 31,
	2024	2023	2022
Capital gain from disposal of property	$-	$(2,084)	$-
Income from arbitrations in Peru, net	(13,305)	(2,962)	-
Income from legal proceedings in the Philippines, net	-	(5,357)	-
Mergers and acquisitions related expenses	3,684	1,550	438
Indirect tax related expenses *)	3,349	-	-
Others, net	(479)	82	-
	$(6,751)	$(8,771)	$438

*) The Company recorded indirect tax-related expenses due to a change in projected revenue mix, which impacted the expected recoverability of an indirect tax asset, resulting in a write-off of the asset.

b.	Financial income (expenses), net are comprised of the following:

	Year ended December 31,
	2024	2023	2022
Income:

Interest on cash equivalents, short-term deposits and restricted cash	$4,350	$3,710	$980
Other	117	46	18

	4,467	3,756	998
Expenses:

Interest expenses	(501)	(232)	-
Exchange rate differences, net	(839)	(35)	(2,019)
Bank charges including guarantees	(1,578)	(1,581)	(1,752)
Revaluation of investment in a convertible debt	-	(1,401)	-
Other	(45)	(398)	(45)

	(2,963)	(3,647)	(3,816)

Total financial income (expenses), net	$1,504	$109	$(2,818)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 14:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

c.          Earnings (losses) per share:

The following table sets forth the computation of basic and diluted earnings (losses) per share:

1.	Numerator:

	Year ended December 31,
	2024	2023	2022

Net income (losses) available to holders of ordinary shares	$24,849	$23,504	$(5,928)

2.	Denominator:

	Year ended December 31,
	2024	2023	2022

Weighted average number of shares	57,016,920	56,668,999	56,591,994
Add - stock options	-	3,538	-

Denominator for diluted earnings (losses) per share - adjusted weighted average shares assuming exercise of stock options	57,016,920	56,672,537	56,591,994

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 5,290,625, 5,676,237 and 3,441,644 for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, the potential ordinary shares related to DPI’s acquisition (see Note 17), were also excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280"). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company's CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

Commencing January 1, 2025, the Company operates in three new operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong focus on the U.S. Department of Defense resulting from the Company’s strategic acquisition of DataPath Inc (“DPI”). By integrating technologies from Gilat, DPI, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations with turnkey solutions for service providers, satellite operators, and enterprises. The Company’s acquisition of SBS (see Note 19) serves as the cornerstone of this division, strengthening the Company’s position in the IFC market and enabling the Company to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)
a.	Information on the reportable operating segments:

1.
The measurement of operating income (loss) in the reportable operating segments is based on the same accounting principles applied in these consolidated financial statements and includes certain corporate overhead allocations.

2.	Financial information relating to reportable operating segments:

	Year ended December 31, 2024
	Commercial	Defense	Peru	Total

Revenues	$155,344	$97,755	$52,349	$305,448
Cost of Revenues	80,063	72,175	39,879	192,117
Gross profit	75,281	25,580	12,470	113,331

Research and development expenses, net	28,760	9,376	-	38,136
Selling and marketing expenses	17,395	7,825	2,161	27,381
General and administrative expenses	7,248	12,760	6,860	26,868
Other operating expenses (income), net*)	2,973	(465)	(9,259)	(6,751)

Operating income (loss)	18,905	(3,916)	12,708	27,697
Financial income, net				1,504
Income before taxes on income				29,201
Taxes on income				(4,352)
Net income				$24,849

Depreciation and amortization expenses	$6,571	$5,223	$1,760	$13,554

	Year ended December 31, 2023
	Commercial	Defense	Peru	Total

Revenues	$195,022	$19,638	$51,430	$266,090
Cost of Revenues	101,980	12,655	46,510	161,145
Gross profit	93,042	6,983	4,920	104,945

Research and development expenses, net	34,987	6,186	-	41,173
Selling and marketing expenses	21,354	2,254	1,635	25,243
General and administrative expenses	9,760	2,448	7,007	19,215
Other operating expense (income), net *)	(7,347)	1,185	(2,609)	(8,771)

Operating income (loss)	34,288	(5,090)	(1,113)	28,085
Financial income, net				109
Income before taxes on income				28,194
Taxes on income				(4,690)
Net income				$23,504

Depreciation and amortization expenses	$7,800	$1,610	$3,992	$13,402

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

	Year ended December 31, 2022
	Commercial	Defense	Peru	Unallocated	Total

Revenues	$172,161	$9,596	$58,083	$-	$239,840
Cost of Revenues	100,557	6,648	45,727	-	152,932
Gross profit	71,604	2,948	12,356	-	86,908

Research and development expenses, net	32,090	3,550	-	-	35,640
Selling and marketing expenses	18,797	1,314	1,583	-	21,694
General and administrative expenses	11,540	806	6,066	-	18,412
Other operating expenses, net *)	-	438	-	-	438
Impairment of held for sale asset	-	-	-	771	771

Operating income (loss)	9,177	(3,160)	4,707	(771)	9,953
Financial expenses, net					(2,818)
Income before taxes on income					7,135
Taxes on income					(13,063)
Net loss					$(5,928)

Depreciation and amortization expenses	$7,449	$653	$3,506	$-	$11,608

*) See Note 14

b.	Geographic information: Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Year ended December 31,
	2024	2023	2022

United States	$145,780	$103,389	$96,954
Peru	52,383	53,187	58,251
Israel	15,386	4,074	2,570
Others	91,899	105,440	82,065

	$305,448	$266,090	$239,840

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 15:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

c.	The Company’s long-lived assets (property and equipment, net and operating lease right-of-use assets) are located as follows:

	December 31,
	2024	2023

Israel	$57,413	$59,141
United States	9,046	9,085
Peru	5,011	5,806
Others	5,920	5,388

	$77,390	$79,420

d.	The table below represents the revenues from major customers and their segments:

	Year ended December 31,
	2024	2023	2022
Customer A – Peru	15%	15%	21%
Customer B – Commercial	12%	14%	*	)
Customer C – Commercial	11%	15%	*	)

*) Less than 10%

Customer A is located in Peru, Customer B is located in the European Union and Customer C is located in the United States of America.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 16:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	In the past, the Company entered into a number of agreements with affiliates of the FIMI Opportunity Funds ("FIMI"), formerly the Company's largest shareholder.

b.
As of December 31, 2024 and 2023, FIMI held less than 5% of Company’s share capital and had no representatives on the Company’s board of directors. Accordingly, FIMI and its affiliates are not considered related parties of the Company as of December 31, 2024 and 2023, and during the years ended December 31, 2024 and 2023.

c.	The transactions with the Company’s related parties were approved by the Company’s Audit Committee and Board of Directors in accordance with the requirements of the Israeli Companies Law.

d.	Transactions with the related parties:

	Year ended December 31,
	2024			2023			2022

Cost of revenues of products	$	*	)	$	*	)	$134

Purchase of property and equipment and inventory	$	*	)	$	*	)	$100

*) Affiliates of FIMI were not considered related parties of the Company during the years ended December 31, 2024 and 2023.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION

In November 2023, the Company acquired DPI, a U.S. based expert systems integrator with a strong focus on the U.S. Department of Defense and the U.S. government sectors.

In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments, comprised of the following components:

i.	A closing payment totaling $2,461, made through the issuance of ordinary shares;
ii.	A deferred payment of $820 in ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”),
iii.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs,
iv.	$11,163 Contingent earn-out payments, to be settled using the Company's ordinary shares (“Earn-out Consideration”).

The Earn-out Consideration amounts are based on the financial results of DPI in each of the years ending December 31, 2024, 2025 and 2026 and have a maximum outcome of Company’s ordinary shares issuance to DPI’s seller of 2,419,755.

As of December 31, 2024 and 2023, the fair value of the Holdback Amount and Earn-out Consideration was $9,818 and $11,621, respectively. The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation and the fair value of the Holdback Amount by multiplying the market share price of the Company in the held-back amount of shares. Changes in the Holdback Amount and Earn-out Consideration fair value are recorded in the consolidated statements of income (loss) under Other operating expenses (income), net.

Additionally, the Company has committed to issuing up to 705,245 of the Company’s ordinary shares over approximately three years post-acquisition, contingent on continued service and achieving specified financial results (“Service Based Earn-Out”). The Service Based Earn-Out was classified as an equity grant and measured based on the Company's closing share price as of the acquisition date.

Moreover, if all earn-outs will be paid in full, and subject to other conditions, the seller of DPI will be entitled a one-time payment of $9,000 payable in the Company’s ordinary shares or cash, at the Company’s discretion under certain limitations (“Additional Earn-Out Consideration”). The Additional Earn-Out Consideration was classified as a liability grant. During the year ended December 31, 2024, the Company partially amended the Additional Earn-Out Consideration conditions under the purchase agreement with the former shareholders of DPI, modifying it to an amount in the range of $2,000-$9,000, conditioned upon meeting certain financial results. As of December 31, 2024 and 2023, the Company recognized a liability in the amount of $1,382 and $360, respectively, which was presented under Other long-term liabilities in its balance sheet.

For the years ended December 31, 2024 and 2023, the Company recognized expenses of $3,437 and $662, related to the Service-Based Earn-Out and the Additional Earn-Out Consideration, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

As of December 31, 2024, there was $4,182 of unrecognized compensation cost related to the Service Based Earn-Out and the Additional Earn-Out Consideration. This amount is expected to be recognized over a period of two years.

The Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values (with the exception of exceptions in the purchase method such as contract assets, lease liabilities and assets, tax balances etc.), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

The following table summarizes the value of assets acquired and liabilities assumed as of the acquisition date:

Value
Cash and cash equivalents	680
Trade receivables and contract assets	7,547
Inventories	4,952
Other current assets	1,809
Identified intangible assets	16,454
Goodwill	9,026
Other long-term assets	2,139
Total assets acquired	42,607

Credit facility	9,043
Other current liabilities	9,182
Deferred taxes, net	1,873
Long-term loan	2,000
Other long-term liabilities	1,278
Total liabilities assumed	23,376

Total purchase price consideration	19,231

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of DPI, etc. Goodwill is allocated to the Defense operating segment and is not deductible for income tax purposes.

During the year ended December 31, 2024, the Company finalized measurement period adjustments related to its deferred taxes, which were recorded to reflect facts and circumstances that existed as of the acquisition date. These adjustments decreased the goodwill balance by $2,246 to $9,026.

The Company’s review of the purchase price allocation was completed during the year ended December 31, 2024.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 17:-	BUSINESS COMBINATION (Cont.)

The following table summarizes the estimate of the identified intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Average expected useful life
Customer relationships	10,922	15 years
Technology	1,193	8 years
Trademark	1,775	15 years
Backlog	2,564	1.25 years
	16,454

The stand-alone results of operations of DPI have been included in the consolidated financial statements since the acquisition date. DPI’s revenue and net income included in the Company’s consolidated statement of income (loss) from the acquisition date through December 31, 2023 were $6,194 and $479, respectively.

The following unaudited pro forma combined financial information table presents the results of operations of the Company and DPI as if the acquisition of DPI has been completed on January 1, 2022. The unaudited pro forma financial information includes adjustments primarily related to amortization of the acquired intangible assets, neutralization of transaction costs, recognition of retention bonuses, recognition of share-based compensation associated with issuance of stock options to DPI’s key employees and with the Service Based Earn-Out and the Additional Earn-Out Consideration, which are subject to continued service, as noted above. In addition, the unaudited pro forma financial information assumes no change in the fair value of the Holdback Amount and the Earn-out Consideration.

The unaudited pro forma results have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations of the Company and DPI, combined, would have been due to any synergies, economies of scale, the assembled workforce of DPI, etc.

	Year Ended December 31,
	Unaudited
	2023	2022
Revenues	297,596	286,636
Net income (loss)	16,316	(9,200)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	FAIR VALUE MEASURMENTS

The Company measured the Holdback Amount fair value by multiplying the closing market share price of the Company in the held-back number of ordinary shares and classified it within Level 1. Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Earn-Out Consideration is classified within Level 3, as this liability is valued using valuation techniques.

In 2022, the Company invested in the convertible debt of a Canadian company. The Company elected to measure the convertible debt at fair value with changes in fair value recognized in financial income (expenses), net in the consolidated statement of income (loss). The fair value of the convertible debt is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of December 31, 2024 and 2023 the fair value of the convertible debt was determined to be zero. The Company recorded loss in the amount of $1,401 for the year ended December 31, 2023, related to revaluation of the convertible debt.

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	1,068	-	1,068

Total financial assets	$-	$1,068	$-	$1,068

Liabilities:
Holdback Amount	800	-	-	800
Earn-Out Consideration	-	-	9,018	9,018

Total financial liabilities	$800	$-	$9,018	$9,818

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	680	-	680

Total financial assets	$-	$680	$-	$680

Liabilities:
Holdback Amount	795	-	-	795
Earn-Out Consideration	-	-	10,826	10,826

Total financial liabilities	$795	$-	$10,826	$11,621

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 18:-	FAIR VALUE MEASURMENTS (Cont.)

The table below presents the changes in the Earn-Out Consideration which was classified as  Level 3 and measured at fair value on a recurring basis, in the year ended December 31, 2024:

Fair value at the beginning of the year	$10,826
Income from changes in fair value	(1,808)
Fair value at the end of the year	$9,018

The Company estimated the fair value of the Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the forecasted years, including revenue growth rate range of 13.0%-15.8% and adjusted EBITDA margin range of 13.7%-16.2%. Changes in the Earn-out Consideration fair value are recorded in the consolidated statements of income (loss) under Other operating expenses (income), net.

NOTE 19:-	SUBSEQUENT EVENTS

a.
On June 17, 2024, the Company entered into a Membership Interest Purchase Agreement with SBS, a leading U.S. based provider of next-generation SATCOM terminal solutions, and the owners of its membership interests, which was amended on December 11, 2024. Pursuant to the purchase agreement, the Company agreed to purchase 100% of the membership interests of SBS.

The acquisition was completed on January 6, 2025, and the initial closing cash payment of $98,000 ($108,000 as adjusted) was funded through a combination of existing cash resources, and approximately $60,000 three-year loan from a $100,000 new secured credit agreement that the Company entered into with HSBC Bank USA, NA and Bank Hapoalim B.M. The total consideration in connection with the acquisition may increase by up to an additional $147,000, payable in cash, subject to the achievement of future performance milestones.

The three-year loan bears interest at a rate of SOFR plus 2.75% to 3.5%. The credit agreement contains a number of covenants that, under certain circumstances, may limit the Company’s ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. The loan matures on January 6, 2028.

Due to the transaction's timing, the initial accounting for the business combination is incomplete. As a result, the Company cannot yet disclose the amounts recognized for major assets and liabilities, including intangible assets and goodwill valuation. The purchase price allocation will be finalized within one year of the acquisition date.

b.	In February 2025, the Company has committed to investing up to $3,500 in Crosense, an early-stage startup developing drone detection and tracking technology.